UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*
SOFTBRANDS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
83402A
(CUSIP Number of Class of Securities)

Gregg A. Waldon
800 LaSalle Avenue
Suite 2100
Minneapolis, MN, 55402
(612) 851-1805
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Thomas Martin
Dorsey & Whitney LLP
Suite 1500, 50 South Sixth Street
Minneapolis, MN 55402-1498
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached is an email communication sent on March 4, 2009 to the Company’s employees regarding the status of the Company’s stock option exchange program (the “Employee Communication”). The Employee Communication does not constitute an offer to holders of our outstanding stock options and stock-settled stock appreciation rights to exchange those instruments. While the Company’s shareholders have approved the amendment to authorize the exchange program, the exchange program has not commenced. The Compensation Committee of the Company’s Board of Directors will determine when the exchange program will commence. The exchange program must be commenced prior to September 30, 2009 and the Compensation Committee has the discretion to terminate, amend or postpone the exchange program at any time prior to expiration of the exchange program.
     The exchange program that is referred to in the Employee Communication has not yet commenced. Upon the commencement of the exchange program, we will file with the SEC a completed Schedule TO and related exhibits and documents, including the offer to exchange. All of the Company’s eligible employees holding eligible options and stock appreciation rights are strongly encouraged to read the Schedule TO and related exhibits and documents, including the offer to exchange, when they become available because these materials will contain important information about the stock option exchange program. The Schedule TO and related exhibits and documents will be available free of charge (i) at the SEC’s website at http://www.sec.gov, (ii) by directing a written request to: SoftBrands, Inc., Investor Relations, 800 LaSalle Avenue, Suite 2100, Minneapolis, MN, 55402 or (iii) by contacting the Company directly at (612) 851-1500.
ITEMS 1-11, 13.
Not applicable.
ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.1	Email communication to eligible employees of SoftBrands, Inc., dated March 4, 2009.